Exhibit 99.2

GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2014

Seoul, South Korea, March 27, 2015- GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity’“ or the “Company”), an online game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2014, prepared in accordance with Accounting Standards for Non-Public Entities in Korea. The consolidated subsidiary as of December 31, 2013 and as of December 2014 is NeoCyon, Inc., or Neo Cyon. The other subsidiaries of the Company are not subject to consolidation under Enforcement Decree of the Act on External Audit of Stock Companies of Korea and are accounted for as equity method investments. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2014 were KRW 35,365 million (US$ 32,418 thousand), representing a 16.7% decrease from KRW 42,438 million for 2013.

Royalties and licensing fees revenue for 2014 was KRW 13,194 million (US$ 12,095 thousand), representing a 40.6% decrease from KRW 22,224 million for 2013. This decrease primarily resulted from decreased revenues from Ragnarok Online in Japan and the strengthening of the Korean Won against the Japanese Yen.

Subscription revenue increased by 35.7% to KRW 3,320 million (US$ 3,043 thousand) for 2014 from KRW 2,446 million for 2013. The increase resulted mainly from the increased revenues from Ragnarok Online in Korea.

Mobile game revenue for 2014 was KRW 15,055 million (US$ 13,801 thousand), representing a 3.8% increase from KRW 14,504 million for 2013. The increase was mostly driven by the increased revenues from Ragnarok Online — Uprising: Valkyrie, Road to Dragon and Battle Ship. Such increase was partially offset by the decreased revenues from mobile game operation service for a third party.

Character merchandising and other revenue was KRW 3,796 million (US$ 3,480 thousand) for the 2014, representing a 16.3% increase from KRW 3,264 million in 2013. The increase is mainly attributable to the increased revenues from web site development and operation service of NeoCyon. Such increase was partially offset by the decreased revenues from Ragnarok Odyssey, a PS Vita game.

Cost of revenues was KRW30,619 million (US$ 28,068 thousand) for 2014, representing a 1.0% decrease from KRW 30,924 million for 2013. The decrease in cost of revenues was mainly attributable to decreased amortization expenses for intangible assets and salaries. Such decrease was substantially offset by increased outsourcing fees related to our service provided by third parties.

As a result of the foregoing factors, gross profit for 2014 was KRW 4,746 million (US$ 4,351 thousand), representing a 58.8% decrease from KRW 11,514 million for 2013. The gross profit ratio decreased to 13.4% in 2014 from 27.1% in 2013.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A decreased 21.6% to KRW 15,869 million (US$ 14,547 thousand) for 2014 compared with KRW 20,242 million for 2013. This decrease in SG&A was mainly attributable to decrease in advertising expenses for mobile games, salaries and R&D expenses.

Based on the foregoing factors, the Company recorded an operating loss of KRW11,123 million (US$ 10,196 thousand) in 2014, compared to an operating loss of KRW 8,728 million for 2013.

Non-operating Income and Non-operating Expenses

Non-operating income for 2014 was KRW 1,793 million (US$ 1,644 thousand) compared with KRW 2,291 million in 2013 representing a 21.7% decrease, which was primarily due to decrease in interest income and foreign exchange gain. Non-operating expenses for 2014 were KRW 1,697 million (US$ 1,556 thousand), a 73.1% decrease from KRW 6,309 million in 2013, which was primarily due to decreased bad debt expenses and impairment losses on intangible assets.

Loss before income tax for 2014 was KRW 11,027 million (US$ 10,108 thousand), compared with loss before income tax of KRW 12,746 million in 2013.

Gravity recorded a net loss of KRW 20,188 million (US$ 18,506 thousand) for 2014 compared with a net loss of KRW 17,984 million for 2013.

The balance of cash and cash equivalents and short-term financial instruments was KRW 42,347 million (US$ 38,819 thousand) as of December 31, 2014.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as quoted by the Federal Reserve Bank of New York.